Mail Stop 3010

August 18, 2009

Mr. Kevin W. McAleer
Executive Vice President and Chief Financial Officer
Penson Worldwide, Inc.
1700 Pacific Avenue, Suite 1400
Dallas, TX 75201

> **Re: Penson Worldwide, Inc.**
> **Form 10-K for the Year Ended December 31, 2008**
> **Forms 10-Q for the Periods Ended March 31 and June 30, 2009**
> **Schedule 14A filed April 8, 2009**
> **File No. 1-32878**

Dear Mr. McAleer:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2008

Item 3. Legal Proceedings, page 36

1.   We note your disclosure on page 38 that you believe "claims against [you] are without merit." The statement that these claims are without merit is a legal conclusion that you are not qualified to make. Please confirm that you will omit this type of conclusory statement from future filings.

Notes to the Consolidated Financial Statements, page F-8

Note 1. Basis of Presentation, page F-8

2.   We note your disclosure that you do not manage or capture the costs associated with the products or services sold, or general and administrative costs by revenue line. Please tell us, and clarify in future filings, how this disclosure reconciles with your disclosure on page 46 that you record revenue for the clearing operations and technology business separately as well as all expenses associated with each business, and separately record interest income and interest expense, to determine net profitability of these activities before income tax.

Note 2. Summary of Significant Accounting Policies, page F-12

3.   We note that your allowance for doubtful accounts was $8.2 million and $6.5 million at December 31, 2008 and 2007, respectively. In future filings, please include the schedule of valuation and qualifying accounts prescribed by Rule 12-09 of Regulation S-X, or tell us how you determined you were not required to file this schedule.

Note 22. Segment Information, page F-31

4.   We note your disclosure that the company is organized into operating segments based on products and services and geographic regions, and that these operating segments have been aggregated into three reportable segments: United States, Canada and Other. Please tell us how you determined that the operating segments based on products and services met the aggregation criteria in paragraph 17 of SFAS No. 131.

Form 10-Q for the Period Ended June 30, 2009

Exhibits 31.1 and 31.2

5.   We note that you have omitted the introductory language in paragraph 4 and paragraph 4(b) referring to internal control over financial reporting in your certifications in your Forms 10-Q for the periods ended March 31, 2009 and June 30, 2009. Please amend your Forms 10-Q for both periods to conform your certifications to the exact wording as provided in Item 601(b)(31) of Regulation S-K. Please note that you may file abbreviated amendments that consist of a cover page, explanatory note, signature page, and paragraphs 1, 2, 4, and 5 of the certifications. In addition, please confirm that in future filings, you will file certifications in the exact form as outlined in Item 601(B)(31)(i) of Regulation S-K.

Schedule 14A filed April 8, 2009

Methodology for Setting Compensation, page 12

6.   We note your disclosure on page 13 that an officer may choose the vesting term for a restricted stock grant and that the officer will receive a premium based on the length of time chosen. In future filings, please disclose the percentage an officer will receive based on the time period selected. Please tell us how you intend to comply.

7.   Please refer to Release 33-8732A, Section II.B.1. As noted therein, the Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers. In future filings, please explain the reasons for the differences in the amounts of compensation awarded to the named executive officers. For example, we note your disclosure on page 15 that you awarded "25,000 shares, 62,500 shares, and 37,500 shares to [your] chairman, chief executive officer, and president" and that you awarded 33,000 shares to your chief financial officer and general counsel. Please see Item 402(b)(2)(vii) of Regulation S-K. Please tell us how you intend to comply.

Elements of Compensation, page 13

8.   In future filings, for each executive officer, please disclose the individual performance goals that are applicable to each named executive officer when determining their bonus payments and how they compared to actual results. Please tell us how you intend to comply. Refer to Item 402(b)(2)(vii) of Regulation S-K.

Cash Bonus, page 13

9.   Please explain how the initial target annual cash bonuses were determined. Please refer to Item 402(b)(1)(v) of Regulation S-K. Please provide this disclosure in future filings and tell us how you intend to comply.

Equity Awards, page 14

10.   In future filings, please disclose the equity target that impacts the equity stock grants that have vested. Please tell us how you intend to comply.

*****

Please respond to these comments via EDGAR within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 with any other questions.

Sincerely,

Daniel L. Gordon
Branch Chief